UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                         (Amendment No.      4     )*


                              Movado Group, Inc.
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)


                                  624580 10 6
                                (CUSIP Number)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 624580 10 6        13G           Page 2   of   9 Pages


  1    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Gedalio Grinberg

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) |_|
                                                                 (b) |_|


  3    SEC USE ONLY


  4    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

                      5    SOLE VOTING POWER

     NUMBER OF                  1,701,235
      SHARES
    BENEFICIALLY      6    SHARED VOTING POWER
     OWNED BY
       EACH                     69,514
     REPORTING
      PERSON          7    SOLE DISPOSITIVE POWER
       WITH
                                1,701,235

                      8    SHARED DISPOSITIVE POWER

                                69,514

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,770,749

 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*

           103,040 shares held by Mr. Gedalio Grinberg's wife as to which shares Mr. Gedalio Grinberg disclaims beneficial ownership

 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           34.22%

 12   TYPE OF REPORTING PERSON*

           IN
                   *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 624580 10 6           13G           Page 3   of   9 Pages

  1    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Efraim Grinberg

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                              (a) |_|
                                                              (b) |_|

  3    SEC USE ONLY

  4    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

                     5    SOLE VOTING POWER
    NUMBER OF
      SHARES                   269,069
   BENEFICIALLY
     OWNED BY        6    SHARED VOTING POWER
      EACH
    REPORTING                  259,854
     PERSON
      WITH           7    SOLE DISPOSITIVE POWER

                               269,069

                     8    SHARED DISPOSITIVE POWER

                               259,854

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            528,923


  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES*


  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            13.58%

  12   TYPE OF REPORTING PERSON*

            IN

                   *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a) Name of Issuer:

          Movado Group, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

          125 Chubb Avenue
          Lyndhurst, New Jersey 07071


Item 2(a) Name of Persons Filing:

          Gedalio Grinberg
          Efraim Grinberg

Item 2(b) Address of Principal Business Office or, if none, Residence:

          125 Chubb Avenue
          Lyndhurst, New Jersey 07071

Item 2(c) Citizenship:

          United States citizens.

Item 2(d) Title of Class of Securities:

          Common Stock, par value $.01 per share

Item 2(e) CUSIP No.:

          624580 10 6


Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          Not applicable.

Item 4         Ownership:

     (a)  Amount Beneficially Owned:

          Gedalio Grinberg:  1,770,749<F1> shares
          Efraim Grinberg:     528,923<F2> shares

     (b)  Percent of Class:

          Gedalio Grinberg:  34.22%
          Efraim Grinberg:   13.58%

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote:

               Gedalio Grinberg:  1,701,235 shares
               Efraim Grinberg:     269,069 shares

         (ii)  Shared power to vote or to direct the vote:

                    Gedalio Grinberg:  69,514
                    Efraim Grinberg:  259,854

        (iii)  Sole power to dispose or to direct the disposition of:

                    Gedalio Grinberg:  1,701,235 shares
                    Efraim Grinberg:     269,069 shares

         (iv)  Shared power to dispose or to direct the disposition of:

                    Gedalio Grinberg:  69,514
                    Efraim Grinberg:  259,854



Item 5    Ownership of Five Percent or Less of a Class:

          Not applicable


Item 6    Ownership of More Than Five Percent on Behalf of Another
          Person:

          See Item 4


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

          Not applicable


Item 8    Identification and Classification of Members of the Group:

          Not applicable

Item 9    Notice of Dissolution of Group:

          Not applicable


Item 10   Certification:

          Not applicable

________________________________
[FN]
<F1> Of the 1,770,749 shares reported as beneficially owned by Mr. G.
     Grinberg, 2,000 shares are shares of Common Stock, par value $.01 per share ("Common Stock") owned by the Mr. G. Grinberg individually and 29,735 shares are shares of Common Stock held under the Company's 401(k) Plan, the trustees for which are Mr. G. Grinberg and Mr. E. Grinberg both of whom have shared investment and voting power as to such shares. The balance of Mr. G. Grinberg's shares are shares of Class A Common Stock, convertible on a one-for-one basis into shares of Common Stock. Included in the total number of shares of Class A Common Stock are 39,779 shares owned by the Grinberg Foundation, a non-profit corporation of which Mr. G. Grinberg, his wife and Mr. Leonard Silverstein are the directors and officers and as to which shares these three individuals have shared investment and voting power. Mr. G. Grinberg disclaims beneficial ownership as to the shares owned by the Grinberg Foundation and as to the shares owned by the Company's 401(k) Plan except to the extent of his pecuniary interest therein.

<F2> Of the 528,923 shares reported as beneficially owned by Mr. E. Grinberg,
     1,000 shares are shares of Common Stock, par value $ .01 per share ("Common Stock"), 40,000 are shares of Common Stock which he has the right to acquire by the exercise of options under the Issuer's Stock Incentive Plan, and 29,735 shares are shares of Common Stock, held under the Company's 401 (k) Plan, the trustees for which are Mr. G. Grinberg and Mr. E. Grinberg both of whom have shared investment and voting power as to such shares. The balance of Mr. E. Grinberg's shares are shares of Class A Common Stock, convertible on a one-for-one basis into shares of Common Stock. Included in the total number of shares of Class A Common Stock are: an aggregate of 150,216 shares held by several trusts for the benefit of Mr. E. Grinberg's siblings and himself, of which trusts Mr. E. Grinberg is sole trustee. As sole trustee, Mr. E. Grinberg has sole investment and voting power with respect to the shares held by such trusts. In addition, the amount of shares reported for Mr.
     E. Grinberg includes an aggregate of 230,119 shares of Class A Common Stock held by several trusts for the benefit of Mr. E. Grinberg's siblings and himself, of which trusts Mr. E. Grinberg is co-trustee with Mr. Silverstein. As co-trustee, Mr. E. Grinberg has shared investment and voting power with Mr. Silverstein with respect to the shares held by such trusts. Mr. E. Grinberg disclaims beneficial ownership as to the 254,460 shares held by the trusts for the benefit of his siblings of which he is trustee or co-trustee and of the shares owned by the Company's 401(k) Plan except to the extent of his pecuniary interest therein.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 6, 1997



                                       /s/ Gedalio Grinberg



                                       /s/ Efraim Grinberg

                                   EXHIBITS


Exhibit 1   Joint Filing Agreement

                                                                     Exhibit 1


                            JOINT FILING AGREEMENT

         We, the signatories of the statement on Schedule 13G to which this Agreement is attached, do hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated:   February 6, 1997



                                       /s/ Gedalio Grinberg



                                       /s/ Efraim Grinberg